Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF ALBEMARLE CORPORATION

NAME	PLACE OF FORMATION

Albemarle Catalysts Company BV	Netherlands

Albemarle Europe SPRL	Belgium

Albemarle Netherlands BV	Netherlands

Albemarle Netherlands Holdings CV	Netherlands

Albemarle Virginia Corporation	Virginia

Albemarle Global Finance Company	Belgium

Albemarle Japan Corporations	Japan

Albemarle Singapore PTE LTD	Singapore